UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

uniQure N.V.

(Name of Issuer)

Common Stock, par value EUR 0.05 per share

(Title of Class of Securities)

N90064101

(CUSIP Number)

31 DECEMBER 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90064101	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) S.J.H. van Deventer C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See Item 5
	6.	SHARED VOTING POWER See Item 5
	7.	SOLE DISPOSITIVE POWER See Item 5
	8.	SHARED DISPOSITIVE POWER See Item 5

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See Item 5
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 90064101	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion Capital Partners Management Services B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See Item 5
	6.	SHARED VOTING POWER See Item 5
	7.	SOLE DISPOSITIVE POWER See Item 5
	8.	SHARED DISPOSITIVE POWER See Item 5

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See Item 5
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 90064101	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

uniQure N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Meibergdreef 61, 1105BA Amsterdam, The Netherlands

Item 2(a).	Name of Person Filing:

The reporting persons are:

S.J.H. van Deventer C.V. (“Deventer”)

Forbion Capital Partners Management Services B.V. (“Forbion”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, PO Box 5187, 1410 AD Naarden, The Netherlands.

Item 2(c).	Citizenship:

Deventer – The Netherlands

Forbion – The Netherlands

Item 2(d).	Title of Class of Securities:

common stock, par value $0.05 per share

Item 2(e).	CUSIP Number:

N90064101

Item 3.	Description of Person Filing

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 5

(b)	Percent of class: See Item 5

The foregoing percentage is calculated based on the 24,327,944 Ordinary Shares outstanding as of December 31, 2015 as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5

CUSIP No. 90064101	13G	Page 5 of 6 Pages

(ii)	Shared power to vote or to direct the vote: See Item 5

(iii)	Sole power to dispose or to direct the disposition of: See Item 5

(iv)	Shared power to dispose or to direct the disposition of: See Item 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 90064101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

S.J.H. VAN DEVENTER C.V.

	By:	/s/ M.A van Osch /s/ H.A. Slootweg
Name: M.A. van Osch H.A. Slootweg
Title: Directors of the General Partner:

FORBION CAPITAL PARTNERS MANAGEMENT SERVICES B.V.

	By:	/s/ M.A. van Osch /s/ H.A Slootweg
Name: M.A. van Osch H.A. Slootweg
Title: Directors